Exhibit 99.75

Amaya to supply online casino games to Ultimate Gaming in New Jersey

MONTREAL, April 1, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, is pleased to announce that one of its subsidiaries has entered into a licensing agreement (the “Agreement”) with Fertitta Acquisitions Co, LLC, d/b/a Ultimate Gaming (“Ultimate Gaming”) to provide online casino gaming content to Ultimate Gaming in New Jersey, subject to all applicable jurisdictional licensing requirements and regulatory approvals. Under the Agreement, the online gaming website ucasino.com (“Ultimate Casino”), operated by Ultimate Gaming for its licensed gaming partner Trump Taj Mahal Associates, LLC, in New Jersey, will offer a wide selection of Amaya’s proprietary games that are available on its Casino Gaming System (“CGS”) platform. The Agreement allows for the potential integration of other gaming websites operated by Ultimate Gaming to CGS in the future.

Ultimate Gaming is a majority-owned subsidiary of Station Casinos LLC, a leading provider of gaming and entertainment in the U.S. and owner and operator of 18 entertainment destinations throughout the Las Vegas Valley.

“We are excited to provide Ultimate Casino’s players with access to Amaya’s leading selection of online casino content,” remarked Ultimate Gaming Chief Executive Officer Tobin Prior. “Providing high quality, engaging and entertaining games from top content providers like Amaya is key to delivering the best possible experience to our players.”

Approximately 70 of Amaya’s extensive library of hundreds of proprietary games have already been certified for real money play in New Jersey, including top performers like Bars & Bells, Frogs ‘n Flies, Serengeti Diamonds, and Chilli Gold. This library of slots, video poker, and table games, includes shared jackpots and branded titles. Additionally, HTML5 versions of popular games for mobile casinos will also be made available.

“We’re extremely pleased to add Ultimate Gaming to our growing list of licensees providing our online casino content for real money gaming in New Jersey,” said David Baazov, CEO of Amaya. “Having established a strong reach in the nascent U.S. market, we will be looking to increase our market share on our licensee’s websites by providing new and innovative gaming content, an increasing selection of HTML5 games, and online and mobile versions of popular game titles that are currently on our land-based gaming machines.”

Under the terms of the Agreement, Amaya would receive a percentage of the aggregate net revenue, as defined in the Agreement, generated on its games as well as a percentage of the aggregate net revenue generated on any third party games passed through the CGS.

About Ultimate Gaming

Ultimate Gaming, a majority-owned subsidiary of Station Casinos LLC, represents a new breed of online gaming company backed by regulation and driven to create authentic entertainment experiences across online gaming platforms. The company is headquartered in Las Vegas, Nevada. In 2011, Ultimate Gaming acquired CyberArts, allowing the company to create and maintain its own proprietary casino software complete with a clean regulatory slate. Ultimate Gaming is the exclusive online gaming partner of the Ultimate Fighting Championship® (UFC ®), the fastest growing sports organization in the world. On April 30, 2013, Ultimate Gaming made history by becoming the first licensed gaming company to offer legal, real-money online casino-style gaming in the U.S. when it launched Ultimate Poker (UltimatePoker.com) in Nevada. On Nov. 26, 2013, Ultimate Gaming made history again by becoming one of the first companies to offer real-money online casino-style games in New Jersey. Ultimate Gaming currently operates Ultimate Poker in Nevada, and is offering online gaming in New Jersey under an agreement with Trump Taj Mahal Associates, LLC, a New Jersey Internet Gambling permit holder. Ultimate Casino offers a full range of casino-style games in addition to multiplayer poker via Ultimate Poker. Bet with your head, not over it. If you or someone you know has a gambling problem and wants help, call 1-800-GAMBLER.

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

For inquiries, please contact:

Tim Foran

Director, Investor Relations

1-416-545-1453 ext. 5833

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:55e 01-APR-14